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EXHIBIT 99.1(5)(f)

Children's Term Rider
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Children's Term Rider

Benefit - We will pay a benefit when we receive proof that a child's death occurred while this rider was in effect. The benefit provided is term insurance to the child's 25th birthday. The Benefit Amount is $1,000 for each rider unit.

Child - "Child" means any child of the insured who is:

- at least 14 days old but not more than 25 years old; and
- named in the application for this rider, or born or adopted thereafter.

"Child" includes natural child, step-child or adopted child.

Paid-Up Insurance Benefit - The term insurance on each child will become paid-up upon the insured's death. We will issue a separate policy for the paid-up insurance with the child as owner.

Insurance Charges - The monthly Insurance Charge for this rider is shown in the Policy Specifications pages.

Effective Date - This rider is effective on the policy date unless otherwise stated hereon. This rider will terminate:

- on your written request; or
- on lapse or termination of this policy; or
- when the insured becomes age 65.

Conversion - You may convert the term insurance under this rider to a new policy on the child's life. The conversion date for insurance on each child is the earlier of:

- the child's 25th birthday; or
- the date the insured becomes age 65.

You or the child must apply in writing on a form we provide within 31 days of the conversion date. The conversion date will be the new policy's date. The new policy will become effective on its date only if the child is then living.

The amount of insurance on the new policy will be five times the child's Benefit Amount. If you wish, you may select a lower amount but not less than our regular minimum limit at the time of conversion.

The new policy will be on the whole life or any higher premium plan we regularly issue at the time of conversion. It will be issued at our published rates for the standard class and for the child's age on the new policy's date.

Incontestability - This rider will be incontestable after it has been in force for two years during the
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insured's lifetime.  Any paid-up term insurance issued under this rider will be incontestable from its policy date.

Suicide - If the insured dies by suicide, while sane or insane, within two years from the effective date of this rider, no paid-up benefit will be issued.

Reinstatement - The Reinstatement provision of this policy applies to this rider except that we will require satisfactory evidence of insurability for each child.

General Conditions - This rider is part of the policy to which it is attached. All terms of the policy which do not conflict with this rider's terms apply to this rider.

Pacific Mutual Life Insurance Company


Thomas C Sutton                           Audrey L. Milfs
Chairman and Chief Executive Officer      Secretary

R84-CT